January 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office AD 11 – Telecommunications

Attn.: Kathryn Jacobson, Senior Staff Accountant and

  Joseph Kempf, Senior Staff Accountant

Re:	Helios and Matheson Analytics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016 filed April 14, 2017

Form 10-Q for the Quarter Ended September 30, 2017 filed November 14, 2017

Form 8-K filed November 30, 2017

Form 8-K filed December 11, 2017

File No. 000-22945

Ladies and Gentlemen:

This letter is written in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2017, to Helios and Matheson Analytics Inc. (“Helios”, “we,” “us,” or “our”) relating to the above referenced filings. For your ease of reference, we have repeated each of the Staff’s comments above the response to the comment. In response to the Staff’s comments and as more specifically described herein, we have attached revised pro forma financial statements to this letter, which we intend to file in an amendment to our Form 8-K filed on November 30, 2017 (the “November Form 8-K”), upon the satisfaction of the Staff’s comments to the pro forma financial statements.

Form 8-K filed December 11, 2017

Item 1.01 Entry into a Material Definitive Agreement

Amendment No. 2 to the MoviePass SPA and Other Ancillary Agreements, page 1

1. We note that pursuant to a voting agreement, Helios and MoviePass each has the right to designate 2 and 3 directors, respectively to MoviePass’ Board of Directors. Citing certain factors, including but not limited to the significance of MoviePass’ noncontrolling interest in Helios and MoviePass’ continuing control of its own Board, tell us your analysis and conclusion as to who the accounting acquirer is in the MoviePass’ transaction. Refer to your basis in the accounting literature.

RESPONSE:

After consideration of the guidance provided by FASB ASC 805-10-55-11 through 13 (the “FASB Guidance”), which identifies those factors for consideration in assessing which combining entity is the accounting acquirer in a business combination, we have concluded that Helios is the legal and accounting acquirer following the closing of the MoviePass transaction. In connection with such evaluation, we note that the FASB Guidance does not provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively leading to the conclusion that no single criterion is more significant than any other. Therefore, the determination of the accounting acquirer required the exercise of management’s judgment based upon an evaluation of all the factors in the aggregate, as detailed below:

Per ASC 805-10-55-11, “in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

In exchange for a number of shares of MoviePass common stock representing approximately 57.8% of the total issued and outstanding shares of MoviePass common stock (the “MoviePass Closing Shares”), Helios provided consideration having an aggregate value of $41,650,000 including: (1) a subordinated convertible promissory note in the principal amount of $12,000,000, convertible into 4,000,001 shares of Helios common stock (the “HMNY Shares”), of which 666,667 shares shall be subject to forfeiture in the event MoviePass fails to list its common stock on The Nasdaq Stock Market or the New York Stock Exchange by March 31, 2018; (2) a $5,000,000 promissory note; (3) the cancellation of a convertible promissory note previously issued by MoviePass to Helios in the aggregate principal amount of $11,500,000; (4) a payment of $1,000,000 made to Chris Kelly for the purchase of MoviePass convertible promissory notes in an aggregate principal amount of $1,000,000 which, upon payment of the purchase price to Mr. Kelly, converted into approximately 2% of the outstanding shares of MoviePass common stock; and (5) the cancellation of $12,150,000 in MoviePass convertible promissory notes that were issued in accordance with the terms of that certain MoviePass Investment Option Agreement entered into by MoviePass and Helios on October 11, 2017 (the “Option Agreement”). In addition, following the closing of the MoviePass transaction, Helios has exercised the option granted to it pursuant to the Option Agreement and paid an additional $7,800,000 in cash to MoviePass for additional shares of MoviePass common stock increasing its ownership interest in MoviePass to approximately 62.41%.

As a result of the cash consideration delivered and liabilities incurred in connection with the promissory notes delivered by Helios in exchange for its ownership interest in MoviePass, in accordance with ASC 805-10-55-11, management concludes that Helios is the accounting acquirer.

Per ASC 805-10-55-12, “in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

At the closing of the MoviePass transaction, Helios became the majority owner of 57.81% of the outstanding voting shares of MoviePass, and as of the date of the letter, has exercised its option to increase its ownership interest in MoviePass to over 62%. In addition, Helios has been granted anti-dilution rights which are triggered upon issuances of additional shares of MoviePass common stock entitling it to maintain its ownership interest, until December 11, 2018, in an amount that is no less than 51% of the outstanding common stock of MoviePass determined on a fully diluted basis. Upon the closing of the MoviePass transaction, Helios issued a convertible promissory note to MoviePass convertible into the HMNY Shares, the issuance of which is subject to approval of the Company’s stockholders in accordance with applicable Nasdaq Listing Rules. MoviePass was not granted anti-dilution rights and as of the date of this letter, none of the HMNY Shares have been issued. Therefore, there has been no change to the voting rights of Helios following the closing of the MoviePass transaction.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As noted above, upon the closing of the MoviePass transaction, Helios issued a promissory note convertible into the HMNY Shares, the issuance of which is subject to the approval of the Helios stockholders in accordance with Nasdaq Listing Rule 5635(a) and (d). As of the date of this letter, Helios has 23,981,253 shares of common stock outstanding. The HMNY Shares represent a 16.7% beneficial ownership of the outstanding voting power of Helios, which may be diluted in connection with future issuances of Helios common stock. MoviePass did not receive anti-dilution or any comparable rights that would allow it to maintain its ownership percentage. As of the date of this letter, management beneficially controls approximately 17% of the outstanding voting power of Helios. In addition, Hudson Bay Capital Management, L.P., which is the holder of convertible promissory notes issued by Helios, is also the beneficial owner of 9.99% of Helios’ outstanding voting power.

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Helios has the sole majority voting interest in MoviePass. Helios currently owns approximately 62% of the outstanding voting power of the MoviePass common stock and this percentage may increase as Helios continues to invest further working capital into MoviePass. As noted above, Helios also has an anti-dilution right entitling it to maintain ownership of no less than 51% of the outstanding common stock of MoviePass on a fully diluted basis until December 11, 2018.

Therefore, following the closing of the transaction, Helios’ management and other significant stockholders continue to retain significant minority voting interests in Helios and Helios is the sole majority owner of the outstanding voting interests in MoviePass, another factor in favor of the conclusion that Helios is the accounting acquirer.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Upon the closing of the MoviePass transaction, in accordance with the Voting Agreement dated December 11, 2017 (the “Voting Agreement”), Helios’ Chief Executive Officer was granted the right to designate two directors to the board of directors of MoviePass and the Chief Executive Officer of MoviePass was granted the right to designate three directors of the board of directors of MoviePass. In addition, Helios agreed to increase the size of its board from five to seven members and to appoint Mitch Lowe as a director on the board of directors of Helios, although he has not yet been appointed. At the closing, only two of the three directors that were entitled to be designated by MoviePass’ Chief Executive Officer to the MoviePass board of directors were so designated and Helios’ Chief Executive Officer designated two directors to the MoviePass board of directors, including Ted Farnsworth, the Chief Executive Officer and a director of Helios and Carl J. Schramm, a director of Helios.

On January 16, 2018, the parties amended the Voting Agreement, effective as of December 11, 2017, to grant Helios’ Chief Executive Officer the right to designate three of the five directors on the board of MoviePass and MoviePass’ Chief Executive Officer the right to designate two of the five directors. As noted above, two of the five directors were designated by Helios at closing and the third director will be appointed prior to January 31, 2018. As a result, Helios, through its Chief Executive Officer, currently has the right, through the Voting Agreement, to appoint a majority of the members of the MoviePass board of directors. Following the expiration of the Voting Agreement and assuming Helios still holds a majority of the outstanding shares of MoviePass common stock, it will continue to control the outcome of director elections. We believe that these factors also lead to the conclusion that Helios is the accounting acquirer.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

In connection with the closing of the MoviePass transactions, there was no change to the senior management of either Helios or MoviePass, however, it is anticipated that Ted Farnsworth, the Chief Executive Officer of Helios and a director of MoviePass, will play an active and significant role, alongside Mitch Lowe, the Chief Executive Officer of Moviepass, in developing the MoviePass business. Mr. Farnsworth’s involvement is critical as changes to key business drivers such as pricing, marketing and promotion will impact working capital and the need to raise cash.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

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Because MoviePass is not a public entity and the fair value of its common stock is less objectively determinable, we concluded that the payment of a premium was not a determinative factor in designating the accounting acquirer. Management determined that in the MoviePass transaction, the various forms of consideration paid (cash, convertible note, promissory note and cancellation of MoviePass debt) and the assumption of liabilities by Helios was a better indicator of the identification of the accounting acquirer.

Per ASC 805-10-55-13, “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.”

MoviePass had greater revenues than Helios but Helios has significantly more assets. Both companies incurred similar losses from operations during the nine months ended September 30, 2017. Based on these facts, we concluded that relative size was not a determinative factor in designating the accounting acquirer.

As noted above, following consideration of each of the factors described above, we have concluded that Helios is the legal and accounting acquirer in the MoviePass transaction.

Exhibit 2.3 - Amendment No. 2 to Securities Purchase Agreement

Section 7, page 2

2. We note that effective as of the Closing of the MoviePass merger transaction, 190,495,559 shares of MoviePass common stock will be issued and outstanding. In Exhibit 99.2 of the Form 8-K filed on November 30, 2017, MoviePass’ Statement of Stockholders’ Equity reported 12,964,652 million shares outstanding as of September 30, 2017. In order that we may better understand the transaction and the accounting impact, please provide us a rollforward of MoviePass’ shares, accounting for all equity issuances, including but not limited to the shares issues to Helios.

RESPONSE:

The following information illustrates the change in the number of shares of MoviePass common stock through the closing date of the MoviePass transaction.

		Roll Forward of
		Common Shares
I.	MP Common Stock Issued and Outstanding	12,964,652
II.	MP Preferred Stock and Investor Notes converted to common stock	63,184,332
III.	HMNY issued common stock per SPA	88,355,194
IV.	HMNY issued common stock under the Option Agreement	25,991,381
	Total shares issued and outstanding	190,495,559

Form 8-K filed November 30, 2017

Exhibit 99.3

Unaudited Pro Forma Combined Financial Statements, page 1

3. Please amend this Form 8-K to revise your pro forma presentation and related notes in order to reflect the revised terms of the MoviePass transaction which was consummated on December 11, 2017.

RESPONSE:

We have revised our pro forma presentation accordingly as reflected on the attached statements and will file an amendment to the November Form 8-K with such revisions upon satisfaction of the Staff’s comments to the pro forma financial statements.

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4. We note from your Form 8-K dated November 2, 2017 that you obtained financing for the acquisition of MoviePass from certain institutional investors (the "Buyers") on November 6, 2017. It is unclear how this financing was addressed in the pro forma financial statements. Please clarify. Tell us and disclose the following:

● How the $20,650,000 of proceeds from the Series A & B Senior Secured Bridge Convertible Notes are addressed in the pro forma balance sheet,

The $20,650,000 of proceeds from the Series A & B Senior Secured Bridge Convertible Notes are included in the pro forma balance sheet as cash received and convertible notes payable.

● How the $100 million Series A & B Senior Secured Bridge Convertible Notes, payable by Helios to the Buyers, are provided for in your pro forma information,

As required within Rule 11-02(b), “Preparation requirements, Form and content”:

“(6) Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are:

(i) directly attributable to the transaction,

(ii) expected to have a continuing impact on the registrant, and

(iii) factually supportable.”

As it relates to the $100 million of Series A & B Senior Secured Bridge Convertible Notes, management considered the first criteria, regarding to what extent the debt is directly attributable to the transaction. More specifically, management considered whether the full balance of the debt, $100 million, was solely for the purpose of the MoviePass acquisition.

Taking the above into consideration, management noted that the total cash proceeds required for Helios to facilitate the acquisition, was approximately $36 million. Noting that $6.9 million was obtained through financing received on the August 2017 notes, the remainder is considered to relate directly to the Series A & B Senior Secured Bridge Convertible Notes.

The remainder of the debt incurred is expected to be used to fund the operations of Helios going forward and to pay pre-existing debts owed to investors. As such the remaining unfunded balance of this debt is not considered to be directly attributable to the transaction, as it is not necessary to complete the acquisition of MoviePass, and therefore was not reflected within the pro forma financial statements.

Further, the unfunded balance of the $100 million Series A & B Senior Secured Bridge Convertible Notes include master netting provisions between Helios and the individual investors. The master netting provisions enable Helios or an individual investor to elect at any time to reduce, in full or in part, the amount of unfunded principal of the Convertible Notes. Helios also considered this subsection of the Convertible Notes agreements in determining that the unfunded balance of the notes would not need to be presented in the pro forma.

● How $95 million of secured promissory notes payable by the Buyers to Helios are addressed,

As noted above, the unfunded balance of the $100 million Series A & B Senior Secured Bridge Convertible Notes include master netting provisions between Helios and the individual investors. The master netting provisions enable Helios or an individual investor to elect at any time to reduce, in full or in part, the amount of unfunded principal of the Convertible Notes. Until such time that payment is made by the Buyers to the Company on the secured promissory notes, the unfunded balance of the two notes are netted, and therefore presented as $0 on the balance sheet.

As it relates to the funded portion of the $95 million secured promissory notes payable by the Buyers to Helios, a total of $20,649,998 in loan proceeds has been received. As the full amount of the funded balance was determined to be necessary to complete the MoviePass Transaction, these proceeds are included within the cash balance on the pro forma balance sheet.

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● How MoviePass’ guarantee to the Buyers of the Series A & B Senior Secured Bridge Convertible Notes, is provided for in your pro forma information,

In accordance with 460-10-25-4 “At the inception of a guarantee, a guarantor shall recognize in its statement of financial position a liability for that guarantee.”

Management considered this guidance when assigning a value to the MoviePass guarantee and determined that the guarantee had no value. Because Helios has provided a key source of funding for the operations of MoviePass, which have historically operated at a deficit, we concluded MoviePass would not be able to satisfy the debt on Helios’ behalf if Helios were to fail to repay the Series A & B Senior Secured Bridge Convertible Notes.

Further, we considered the fact that the liability associated with the Series A & B Senior Secured Bridge Convertible Notes is already incorporated within our balance sheet at face value. As such, following the acquisition, MoviePass’ results will be consolidated into our financial statements as a minority interest, and the assumption of the guarantee held by MoviePass on the Helios debt would not hold any additional value for us and therefore do not believe that it needs to be provided for in the pro forma information.

• How you determined the fair value of these debt guarantees by MoviePass in accordance with ASC 820 for your pro forma purchase price allocations,

In determining the initial fair value of the debt guarantees as part of the Company’s purchase price allocation, Management considered the guidance within ASC 820-10-30-2 through 3A:

“820-10-30-2 When an asset is acquired or a liability is assumed in an exchange transaction for that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (an entry price). In contrast, the fair value of the asset or liability is the price that would be received to sell the asset or paid to transfer the liability (an exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Similarly, entities do not necessarily transfer liabilities at the prices received to assume them.

820-10-30-3 In many cases, the transaction price will equal the fair value (for example, that might be the case when on the transaction date the transaction to buy an asset takes place in the market in which the asset would be sold).

820-10-30-3A When determining whether fair value at initial recognition equals the transaction price, a reporting entity shall take into account factors specific to the transaction and to the asset or liability.”

As noted in the above stated guidance, Helios considered the fair value associated with the debt guarantees held by MoviePass which were assumed as part of the acquisition. Noting that while these debt guarantees would have value had they been transferred to a third party, management took into account the specific factors of the transaction, and determined that upon consummation of the acquisition, that Helios acquiring such guarantees from MoviePass would hold no value to Helios going forward. As noted in the above response, Helios will be responsible for funding MoviePass’ operations going forward and the debt which MoviePass has guaranteed is already reflected on the Helios balance sheet. Upon closing of the acquisition, by Helios assuming this guarantee, Helios is effectively guaranteeing itself, as such, the additional guarantee is not considered to have any additional value to it.

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● How you accounted for the significant Series A & B Senior Secured Bridge Convertible Notes discounts in your pro forma financial statements, and

Per Regulation S-X Article 11 (3210.2) “The pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and not an objective of S-X Article 11. Presentation of forward looking and projected information should be confined to supplemental information separately identified as such (information that is not required or contemplated by Article 11) and in MD&A.”

Management considered any embedded derivatives which would have been accounted for as discounts to the Senior Secured Bridge Convertible Notes, noting that they were not assessed as a portion of the related proceeds, due to the fact that proceeds were not yet received by the Company and the respective value could therefore not be determined. Additionally, the associated value of any corresponding discount could have a varying impact on the pro forma statement of operations presented depending on the multiple conversion mechanism within the Senior Secured Bridge Convertible Notes.

Further, we also considered the guidance within Regulation S-X Article 11 (3230.4),

“Adjustments shall give effect to events that are:

a. directly attributable to each specific transaction,

b. factually supportable, and

c. expected to have a continuing impact.”

We considered the fair value associated with any discount applied from an embedded derivative from the Senior Secured Bridge Convertible Notes, and any subsequent measurement, to be more closely related to a projection versus a factually supportable transaction.

● How you addressed potential conversion of the Series A & B Senior Secured Convertible Notes (initially priced to convert at $12.06 which is below the Helios common share fair value of $12.93 used in the pro forma information for your pro forma earning[s] per share computations). Tell us if this is this a beneficial conversion feature.

Management considered the guidance for beneficial conversion features as “defined as a nondetachable conversion feature that is in the money at the commitment date. An option is in the money if its effective exercise price (i.e., conversion price) is less than the current fair value of the share. For purposes of measuring a beneficial conversion feature, the effective conversion price should be based on the proceeds received or allocated to the convertible debt instrument (including embedded derivatives).”

In considering this guidance, a beneficial conversion feature was not deemed to be applicable as the share fair value included in the pro forma statements was based on the trading value of the shares as of November 17, 2017 and was used for the purpose of estimating the fair value of the shares to be transferred as consideration for a majority stake in MoviePass. The conversion price included in the Series A & B Senior Secured Convertible Notes was determined based on the opening value of Helios’ common stock on the date on which the Securities Purchase Agreement was entered into, November 6, 2017. The opening price of the Helios’ common stock on that date was $10.48.

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Unaudited Pro Forma Condensed Combined Statements of Operations, page 1

5. Please revise the introductory paragraphs to your pro forma information to identify the accounting acquirer in this merger and to disclose how you will account for the merger.

RESPONSE:

We have revised our pro forma presentation accordingly, as reflected on the attached statements.

Nine Months Ended September 30, 2017, page 2

6. We note that you have made material pro forma adjustments (#8 and #9), to pro forma interest expense for the year ended December 31, 2016, to reflect additional interest expense and discount accretion expense on the notes issued in August 2017 and November 2017 that have been used to finance the merger transaction. Tell us why similar pro forma adjustments were unnecessary in your unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2017.

RESPONSE:

In identifying the accounting treatment for the pro forma adjustments pertaining to interest expense and discount accretion, management referred to the guidance within Reg. S-X.T.11.6

Per RegS-X.T.11.6 “Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Rule 3-0 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. All adjustments should be referenced to notes which clearly explain the assumptions involved.”

With consideration to the guidance described above, Helios notes that the $2,430,750 adjustment for the pro forma statement of operations for the nine months ended September 30, 2017 is reflective of the interest expense and debt discount pertaining to the notes issued in August 2017 and November 2017. Additionally, the impact of interest expense and discount accretion was presented as an adjustment as the corresponding notes were directly attributable to the transaction, expected to have a continuing impact on Helios through the term of the notes, and were factually supportable.

Exhibit 99.3

Unaudited Pro forma Condensed Combine[d] Balance Sheet, page 3

7. We note from the descriptions of pro forma adjustments 1 and 2 on page 4, that you have given effect to exercise of the option granted to Helios on October 11, 2017 for the purchase of an additional 8.7% of the then outstanding common shares of MoviePass. We also note that this particular option expires 30 days after the delivery of MoviePass financial statements to Helios. Tell us whether this option has been exercised and, if not, when it will expire. Tell us also your consideration of the guidance of Rule 11-02(b)(8) of Regulation S-X and whether or not additional pro forma presentations should be made which give effect to the range of possible results.

RESPONSE:

The MoviePass financial statements were provided to us on November 29, 2017. As of December 15, 2017, the option granted to Helios for the purchase of an additional 8.7% shares of MoviePass common stock was fully exercised. As of November 30, 2017, the date that the pro forma statements were filed with the Commission, we had received financing in order to allow us to fully exercise the option and we fully intended to do so. Accordingly, no range of possible results was disclosed, as the likelihood that the option would be fully exercised was estimated to be 100%.

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8. We note from the description of pro forma adjustment 1 on page 4 that the costs of satisfying obligations related to MoviePass’ deferred revenues are presently "not fully known" and may exceed the value of the recognized deferred revenues. We also note that MoviePass has reported negative gross margin during each of the reporting periods and that these negative margins have significantly deepened during the nine months ended September 30, 2017. In this regard:

● Tell us why MoviePass’s negative margins have significantly deepened and whether or not you expect such trends to continue,

● Describe for us MoviePass’ legal contractual performance obligations to its subscribers for whom it has deferred revenues,

● Explain for us your consideration of the fair value of those legal contractual performance obligations to MoviePass subscribers assumed upon the acquisition of MoviePass, and

● Tell us why management believes it is appropriate to "record Deferred Revenues at the book value" in the purchase price allocation in light of MoviePass’s revised subscription plans, its history of reporting negative margins, and the guidance provided by ASC 805.

RESPONSE:

● Tell us why MoviePass’s negative margins have significantly deepened and whether or not you expect such trends to continue,

Since launching the $9.95/month unlimited plan on August 15, 2017, MoviePass has seen its subscriber base grow from under 20,000 subscribers on August 14, 2017 to more than 1.5 million subscribers currently. MoviePass pays movie theaters full price for tickets and its average subscriber attends 2.6 movies on average in the first month at an average ticket price of $10.83 per ticket. As a result, MoviePass’ gross margins for the near-term are expected to be negative. MoviePass anticipates the following factors will have a positive impact and raise its gross margins in the future: (i) MoviePass has a plan to reach lower priced ticket markets where the average ticket price is closer to the national average of $8.65; (ii) as it grows the subscriber base, MoviePass anticipates the usage profile of the average subscriber on an annual basis will be somewhere between 8-10 times per year; (iii) MoviePass anticipates raising prices for the monthly subscription at some point in the future, particularly in higher priced ticket markets; (iv) MoviePass expects that the move to a fully integrated app offering, thereby reducing dependency on issuing MoviePass debit cards, will have a positive impact to its gross margins; (v) MoviePass is already beginning to receive discounts of 20% on movie tickets on average from a number of exhibitor partners; and (vi) MoviePass expects to benefit from a number of additional revenue streams given its size and scale including data licensing, partnership deals with traditional and non-traditional consumer facing companies, joint ventures, licensing etc.

● Describe for us MoviePass’ legal contractual performance obligations to its subscribers for whom it has deferred revenues,

Annual and monthly membership subscribing consumers pay upfront at the beginning of the term for their annual or monthly memberships, respectively. Subscribers have the ability to cancel anytime, however, they are only entitled to a refund if their MoviePass Card has not been activated. Braintree Payments, MoviePass’ card processor and a subsidiary of Paypal (“Braintree”), may however be liable to subscribers in certain circumstances, including in the event that MoviePass were to become insolvent. In addition, MoviePass is liable to Braintree for all claims, expenses, fines and liabilities that Braintree might incur arising out of a chargeback, refund, over-payment, payment error, or other invalid payment that may be caused by MoviePass.

● Explain for us your consideration of the fair value of those legal contractual performance obligations to MoviePass subscribers assumed upon the acquisition of MoviePass, and

See the response below.

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● Tell us why management believes it is appropriate to "record Deferred Revenues at the book value" in the purchase price allocation in light of MoviePass’s revised subscription plans, its history of reporting negative margins, and the guidance provided by ASC 805.

Per ASC 805-20-55-31, “Contract-based intangible assets represent the value of rights that arise from contractual arrangements. Customer contracts are one type of contract-based intangible asset. If the terms of a contract give rise to a liability (for example, if the terms of an operating lease or customer contract are unfavorable relative to market terms), the acquirer recognizes it as a liability assumed in the business combination.”

When establishing the fair value of the liability assumed, management considered the cost build-up approach in estimating the costs that will be incurred to fulfill the obligation, plus a normal profit margin for the level of effort or assumption of risk by the acquirer after the acquisition date. Noting that MoviePass was operating at negative margins we determined that, as of the date of acquisition, there effectively were no profit margins. Accordingly, the cost to fulfill the obligations would exceed the cost of deferred revenue initially booked by MoviePass. As such, as of the date of the pro forma information, management’s best estimate of the cost to fulfill this obligation was the book value.

Form 10-Q for the Quarter Ended September 30, 2017

Financial Statements

12. Intangible Assets, net and Goodwill, page 12

9. We note the substantial change to your business strategy initiated in August 2017 by your agreement to combine with MoviePass along with the consequent redirection of your financial resources. We also note recent changes to your Board of Directors and continuing operating loss and use of cash in operations in your Technology segment. Addressing the pertinent accounting literature, tell us your consideration of whether or not goodwill and other intangible assets in your Technology segment were impaired as of September 30, 2017.

RESPONSE:

The execution of the August 15, 2017 Securities Purchase Agreement between Helios and MoviePass did not change our business strategy or investment in our technology segment. The conditions to closing on the MoviePass acquisition were not insignificant. We continued to fund and invest in the technology business at the same levels as in previous quarters. The dedicated team continued to source revenues, generate new products and launch app enhancements. In late July and early August, the team rolled out Zone Intelligence™ a product that seeks to enhance the personal safety of its clientele using threat mapping, geospatial awareness, geofencing and alerts based on client proximity to terror, crime and other threats. The technology group continued to work on a new navigation release for both Android and iOS that is due out shortly.

As of June 30, 2017, management performed a discounted cash flow and Guideline Public Companies analysis over the Company’s goodwill balance and determined that no impairment was present as of this date.

Additionally, as of September 30, 2017, Helios considered the accounting guidance within ASC 350-20-35-3A, 3B, and 3C to assess the possibility of a required impairment to goodwill.

Per ASC 350-20-35-3A, “An entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill.”

We considered the qualitative factors, detailed further below, to assess if the fair value of the Helios technology reporting unit was less than its carrying amount, including goodwill as of September 30, 2017.

Per ASC 350-20-35-3B, “An entity has an unconditional option to bypass the qualitative assessment described in the preceding paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.”

Management elected not to bypass the qualitative assessment for the technology reporting unit’s goodwill as of September 30, 2017.

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Per ASC 350-20-35-3C, “In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a. Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

Helios continues to demonstrate a capacity to raise capital to develop Zone’s technology, drive awareness and grow Zone’s business. Generally, advertising on digital platforms and mobile devices remains strong.

b. Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

The demand for app based technology remains strong and crime data and analytics is a relatively untapped market. Zone continues to keep pace with rapid changes and there is no immediate competitive threat to Zone’s business model. Neither Helios nor Zone is aware of any adverse or pending governmental regulation that would have a material adverse effect on Zone’s business.

c. Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

Costs to develop Zone’s technology and to market and sell Zone’s products and services is consistent with expectations. Zone’s technology remains state of the art and Zone continues to invest to remain competitive. Crime data is derived from different sources to mitigate the risk of over-reliance on any one provider.

d. Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

Management expects revenues to materialize conservatively in the latter half of 2018, which is consistent with Zone’s business plan. In addition, management continues to exercise targeted spending to achieve maximum return on monies spent.

e. Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

Management noted the following other relevant qualitative factors to assess the possibility of a goodwill impairment charge to the Helios goodwill associated with the technology reporting unit:

Key Personnel: Ted Farnsworth (Chief Executive Officer and Chairmen), remaining engaged and notes that he continues to be the driving force behind Zone.

Intellectual Property: Stylized Eyes Design and REDZONE MAP trademark registrations are ongoing.

Integration: The integration of Zone into Helios from an internal control and financial reporting perspective is complete.

Internet and Wireless Services: Zone’s customers enjoy unimpeded access to such services.

Based on the above factors, we believe that Helios’s proven ability to raise capital to develop Zone’s technology, financial performance which is in line with management’s expectations and the demand for Zone’s products are positive indicators to support the conclusion that the fair value of the goodwill associated with Zone as of September, 30 2017 exceeds its carrying value. It is management’s intention to perform an impairment test for year-end 2017.

11

f. Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

As of the date on which the 10-Q for the quarter ended September 30, 2017 was filed, there were no qualifying events present, there was no change in the carrying amount of Helios’ net asset, there was no expectation that a reporting unit would be sold or disposed of, and no indication of an impairment loss.

g. If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).”

The Big Data industry in which our technology reporting unit operates is subject to volatile share prices, however there were no indicating factors of either our common stock or the common stock of comparable companies that affected the likelihood of an impairment charge for the Helios technology reporting unit’s goodwill.

We believe that this response addresses the comments presented. However, if you have further comment, please do not hesitate to contact Kevin Friedmann, Esq. by telephone at (310) 586-7747 or by e-mail at friedmannk@gtlaw.com.

Sincerely,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer

12

Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

On November 9, 2016 the Company merged with Zone Technologies Inc. (“Zone”) and issued 1,740,000 shares of its common stock as merger consideration which represented an exchange ratio of 0.174 shares of the Company’s common stock for each share of Zone common stock outstanding with Zone surviving the merger as the Company’s wholly-owned subsidiary. The Company has included pro forma information for Zone within the year ended December 31, 2016 statements of operations to reflect Zone pre acquisition activity for the period of January 1, 2016 through November 8, 2016.

On August 15, 2017 the Company and MoviePass Inc., a privately held Delaware corporation (“MoviePass”), entered into a securities purchase agreement (the “MoviePass SPA”), pursuant to which the Company agreed to purchase shares of common stock of MoviePass equal to 51% of the then outstanding shares of MoviePass’ common stock for an aggregate purchase price of up to $27,000,000 (the “MoviePass Transaction”). At the closing, and for the purpose of this acquisition, all of MoviePass’ investor debt and accrued interest are converted into one class of common stock. As Helios has effected the acquisition and will retain majority voting rights Helios will be considered the accounting acquirer in accordance with ASC 805.

On October 6, 2017, the Company and MoviePass amended the MoviePass SPA in connection with an additional loan made by the Company to MoviePass in the amount of $6,500,000. Of the loan amount, $1,500,000 will be allocated, upon the completion of the MoviePass Transaction, to the purchase of additional shares of the then-outstanding MoviePass common stock. As a result of the additional investment, the maximum purchase price payable by the Company increased from $27,000,000 to $28,500,000. Upon the closing of the MoviePass Transaction, the Company will receive shares of common stock of MoviePass totaling 51.71% of the then-outstanding shares of MoviePass common stock, in addition to shares of MoviePass common stock issuable upon conversion of the Kelly Note (as defined in the MoviePass SPA) amounting to 2% of the outstanding shares of MoviePass common stock on a post-transaction basis, for a total ownership percentage of 53.71%.

On October 11, 2017, the Company and MoviePass entered into an investment option agreement (the “Option Agreement”), pursuant to which the Company was granted an option to purchase additional shares of MoviePass common stock in an amount up to $20,000,000 based on a pre-money valuation of MoviePass of $210,000,000 amounting to an additional investment of up to 8.7% of the currently outstanding shares of MoviePass common stock (as defined in the MoviePass Option Agreement), giving effect to the closing of the MoviePass Transaction.

On August 15, 2017, pursuant to a Securities Purchase Agreement entered into by the Company and an institutional investor (“Investor”) the Company agreed to sell and issue Senior Secured Convertible Notes to the Investor in the aggregate principal amount of $10,300,000 and on November 7, 2017, pursuant to a Securities Purchase Agreement entered into by the Company and certain institutional investors, the Company completed an offering of a new series of Senior Convertible Notes in the aggregate principal amount of $100,000,000. The pro forma reflects approximately $27,000,000 of the proceeds received from the notes issued in August 2017 and November 2017 as being used to finance the MoviePass Transaction.

The following unaudited pro forma condensed combined financial information is based on the Company’s historical consolidated financial statements and MoviePass’ historical consolidated financial statements as adjusted to give effect to the proposed acquisition by the Company of a majority financial stake in MoviePass including the financing thereof. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2017 and the 12 months ended December 31, 2016 give effect to the MoviePass Transaction as if it had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of September 30, 2017 gives effect to the MoviePass Transaction as if it had occurred on September 30, 2017.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the MoviePass Transaction occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Unaudited Pro Forma Condensed Combined Statements of Operations

Year Ended December 31, 2016

	Helios and Matheson Analytics Inc.	Zone Technologies, Inc for the period from January 1, 2016 to the November 9, 2016 date of acquisition	Pro forma results adjusted for acquisition of Zone Technologies, Inc	MoviePass	Adjustments	Notes	Combined

Revenues	$6,759,700	$-	$6,759,700	$8,692,337	$-		$15,452,037
Revenues - other	-	-	-	20,212	-		20,212
Total revenues	6,759,700	-	6,759,700	8,712,549	-		15,472,249
Cost of sales	4,860,927	-	4,860,927	9,780,214	-		14,641,141
Cost of sales - other	-	-	-	1,506	-		1,506
Total cost of sales	4,860,927	-	4,860,927	9,781,720	-		14,642,647
Gross margin/(loss)	1,898,773	-	1,898,773	(1,069,171)	-		829,602
Operating expenses:
General and administrative expenses	3,424,463	1,246,543	4,671,006	3,521,296	-		8,192,302
Research and development	311,266	304,263	615,529	-	-		615,529
Depreciation and amortization	259,379	-	259,379	148,113	2,779,376	3	3,186,868
Total operating expenses	3,995,108	1,550,806	5,545,914	3,669,409	2,779,376		11,994,699
Loss from operations	(2,096,335)	(1,550,806)	(3,647,141)	(4,738,580)	(2,779,376)		(11,165,097)
Other income (expense):
Change in fair value of warrant liability	-	-	-	(1,824)	(3,755,084)	7	(3,756,908)
Change in fair value of derivative liability	(107,249)	-	(107,249)	148,482	(5,082,270)	7	(5,041,037)
Interest expense	(5,210,413)	-	(5,210,413)	(324,443)	(4,069,244)	9	(12,520,657)
			-		(3,241,000)	8
					324,443	4
Interest income	18,261	-	18,261	-	-		18,261
Total other expense, net	(5,299,401)	-	(5,299,401)	(177,785)	(15,823,155)		(21,300,341)
Loss before provision for income taxes	(7,395,736)	(1,550,806)	(8,946,542)	(4,916,365)	(18,602,531)		(32,465,438)

Income tax benefit/(provision)	14,665	-	14,665	-	-		14,665
Net loss	(7,381,071)	(1,550,806)	(8,931,877)	(4,916,365)	(18,602,531)		(32,450,773)

Net loss attributable to noncontrolling interest	-	-	-	-	(2,770,871)	12	(2,770,871)
Other comprehensive income/(loss)	13,721	-	13,721	-	-		13,721
Net income attributable to common shareholders	$(7,367,350)	$(1,550,806)	$(8,918,156)	$(4,916,365)	$(15,831,660)		$(29,666,181)
Net loss per share
Basic and Diluted	$(2.74)		$(3.32)				$(4.43)
Weighted average shares	2,691,448		2,691,448		4,000,000	1	6,691,448

Unaudited Pro Forma Condensed Combined Statements of Operations

Nine Months Ended September 30, 2017

	Helios and Matheson Analytics Inc.	MoviePass	Pro Forma Adjustments	Notes	Pro Forma Combined

Revenues	$3,672,036	$4,967,689	$-		$8,639,725
Revenues - other	-	660	-		660
Total revenues	3,672,036	4,968,349	-		8,640,385

Cost of sales	2,969,357	9,592,336	-		12,561,693
Cost of sales - other	-	20,527	-		20,527
Total cost of sales	2,969,357	9,612,863	-		12,582,220
Gross margin/(loss)	702,679	(4,644,514)	-		(3,941,835)
Operating expenses:
General and administrative expenses	8,023,886	5,208,615	-		13,232,501
Research and development	1,555,095	-	-		1,555,095
Depreciation and amortization	1,302,381	86,658	2,084,532	3	3,473,571
Total operating expenses	10,881,362	5,295,273	2,084,532		18,261,167

Loss from operations	(10,178,683)	(9,939,787)	(2,084,532)		(22,203,002)

Other income (expense):
Change in fair value of warrant liability	(17,038,711)	1,949	17,325,770	5	(20,674,281)
			(20,963,289)	7
Change in fair value of derivative liability	(10,434,611)	(1,358,977)	5,893,606	5	(42,955,562)
			(37,055,580)	7
Loss on the extinguishment of the December Note	(683,885)	-	-		(683,885)
Interest expense	(16,856,284)	(400,046)	(2,430,750)	5	(19,219,159)
			67,875	5
			400,046	4
Interest income	51,695	-	-		51,695
Total other expense, net	(44,961,796)	(1,757,074)	(36,762,322)		(83,481,192)
Loss before provision for income taxes	(55,140,479)	(11,696,861)	(38,846,854)		(105,684,194)

Income tax benefit/(provision)	(39,110)	-	-		(39,110)
Net loss	(55,179,589)	(11,696,861)	(38,846,854)		(105,723,304)
					-
Net loss attributable to noncontrolling interest			(5,030,048)	12	(5,030,048)
Other comprehensive income/(loss)	(6,066)	-	-		(6,066)

Net income attributable to common shareholders	$(55,185,655)	$(11,696,861)	$(33,816,806)		$(100,699,322)

Net loss per share
Basic and Diluted	$(8.35)				$(9.49)

Weighted average shares	6,607,149		4,000,000	1	10,607,149

Unaudited Pro Forma Condensed Combined Balance Sheet

Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2017

	Helios and Matheson Analytics Inc.	MoviePass	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash	$1,663,879	$3,341,247	$(16,000,000)	1	$2,955,126
			(20,000,000)	2
			6,970,000	6
			26,980,000	6
Accounts receivable, net	254,930	273,315	-		528,245
Unbilled receivables	48,595	-	-		48,595
Note receivable - MoviePass	5,000,000	-	(5,000,000)	1	-
Prepaid expenses	707,868	71,148	-		779,016
Total current assets	7,675,272	3,685,710	(7,050,000)		4,310,982
Other assets
Property and equipment, net	134,705	40,251	-		174,956
Intangible assets, net	4,915,816	-	11,208,000	1	16,123,816

Goodwill	4,599,969	-	66,852,399	1	76,452,368
			5,000,000	1
Other assets	139,012	8,000	-		147,012
Domain names	-	25,965	-		25,965
Total assets	$17,464,774	$3,759,926	$76,010,399		$97,235,099
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,481,201	$2,259,453	$1,120,910	4	$5,861,564
Derivative liability	14,670,153	-	35,806,867	5	50,477,020
Accrued interest	57,817	842,696	(842,696)	1	57,817
Gift card liabilities	-	21,784	-		21,784
Deferred revenue	-	4,257,858	-		4,257,858
Warrant liability	23,952,727	244,748	2,629,162	5	26,826,637
Convertible notes payable	381,244	9,477,188	(34,285,215)	10	30,814,583
			6,970,000	6
			26,980,000	6
			335,215	11
			(9,477,188)	1
			30,433,339	1
Total current liabilities	41,543,142	17,103,727	59,670,394		118,317,263
Long term liabilities
Convertible notes payable	-	8,156,970	(8,156,970)	1	-
Total liabilities	41,543,142	25,260,697	51,513,424		118,317,263

Commitments and Contingencies
Redeemable common stock, $.01 par value; 841,250 shares issued and outstanding that can be converted to Senior Secured Convertible Notes as of September 30, 2017 for a redemption amount of $2,523,700	2,097,867	-	-		2,097,867
Stockholders' equity (deficit):
Preferred stock	-	2,148	(2,148)	1	-
Common stock	85,445	1,296	(1,296)	1	85,445
Additional paid-in capital, plus Redeemable CS 841,250 Shares	72,445,147	9,128,137	5,220,200	1	61,993,679
			(15,671,668)	2
			(9,128,137)	1
Other comprehensive income	(113,057)	-	-		(113,057)
Accumulated deficit	(98,593,770)	(30,632,352)	30,632,352	1	(104,200,709)
			(1,456,125)	4, 5
			(4,150,814)	5
Total Helios stockholders' equity (deficit)	(26,176,235)	(21,500,771)	5,442,364		(42,234,642)

Non-controlling interest	-	-	23,382,943	1	19,054,611
			(4,328,332)	2
Total shareholders’ equity (deficit)	(26,176,235)	(21,500,771)	24,496,975		(23,359,782)
Total liabilities, redeemable common stock and shareholders’ equity (deficit)	$17,464,774	$3,759,926	$76,010,399		$97,235,099

1	In consideration of the interests, the Company purchased a 53% stake of MoviePass, Inc. (“Moviepass”), for $15,000,000 in cash consideration and a convertible promissory note in the principal amount of $12,000,000 which can be converted by MoviePass to 4,000,001 shares of the Company's common stock at a fixed conversion price of $3.00 per share. At closing, the Company will deliver the remainder of the cash not already prepaid in the form of a convertible note receivable sent to MoviePass prior to the close of the acquisition and the share based consideration. Of the 4,000,001 shares that MoviePass can obtain by converting the convertible promissory note, 666,667 shares are contingent and subject to forfeiture by Helios if MoviePass fails to list its common stock on The Nasdaq Stock Market or New York Stock Exchange by March 31, 2018. The fair value of the $12,000,000 convertible promissory note was based on the value of the underlying stock as of December 11, 2017.

Cash and Cash Equivalents	$15,000,000
Convertible Note Payable (3,333,334 shares)	30,433,339
Note Payable	1,000,000
Contingent Consideration (666,667 shares)	5,220,200
Total Consideration	$51,653,539

Fair Value of Assets Acquired and Liabilities Assumed
Cash and Cash Equivalents	$3,341,247
Accounts Receivable, net	273,315
Prepaid expenses	71,148
Property and Equipment	40,251
Other Assets	8,000
Domain names	25,965
Trade Name and Trademarks	2,859,000
Developed Technology	6,555,000
Customer Relationships	1,520,000
Non-Competition Agreements	274,000
Accounts Payable	(1,504,384)
Accrued Expenses	(755,069)
Gift Card Liabilities	(21,784)
Deferred Revenue	(4,257,858)
Warrant Liability	(244,748)
Total Fair Value of Assets Acquired and Liabilities Assumed	$8,184,083

Non Controlling Interest (at Fair Value)	$23,382,943

Goodwill	$66,852,399

In preparing the pro forma financial information, Management assigned an estimated fair value to the noncontrolling interest. This fair value is based on the estimated value of MoviePass at the time which the acquisition was announced, August 15, 2017. As of August 15, 2017, the original valuation of MoviePass was estimated to be approximately $49,700,000 and the percentage ownership by noncontrolling interest was 47%. The fair value assigned to the noncontrolling interest takes into consideration a premium associated with the controlling interest, in addition to the fair value of the net assets of MoviePass, which resulted in an estimated initial value of $23,400,000

When assigning a preliminary fair value to the Deferred Revenue of MoviePass, Management noted that upon review of the MoviePass audited financial statements, the costs to satisfy this obligation are at least, if not greater than, the value than the revenue recognized and recorded as deferred. At this time, the final costs to satisfy the obligation are not fully known, therefore Management has recorded Deferred Revenues at the book value, which is deemed to be an appropriate estimate of fair value.

To record the additional investment of MoviePass purchased by the Company subsequent to the initial 53% acquisition. The additional investment is to acquire an additional 8.7% of MoviePass for $20,000,000 in cash. The additional 8.7% investment results in a reduction to the carrying value of the noncontrolling interest of $4,328,322. The excess of the purchase price of $20,000,000 over the carrying value of the non controlling interest results in an adjustment to Additional Paid in Capital of $15,671,668.

2	To record the additional investment of MoviePass purchased by the Company subsequent to the initial 53% acquisition. The additional investment is to acquire an additional 8.7% of MoviePass for $20,000,000 in cash.

3	Adjustments represent the amortization expense related to the identifiable intangible assets acquired in MoviePass of $2,779,368 for the year ended December 31, 2016 and $2,084,526 for the nine months ended September 30, 2017. Amortization expense is recognized on a straight line basis over the useful life of the intangible assets. The useful life of the MoviePass intangible assets are as follows:

Intangible assets	Useful Life
Trade Name and Trademarks	10
Developed Technology	3
Customer Relationships	7
Non-Competition Agreements	3

To adjust for financing costs related to expenses incurred in conjunction with the MoviePass acquisition. These costs specifically relate to the Company obtaining the financing necessary to complete the acquisition of MoviePass and are considered to be recurring in nature, as they pertain to interest expense, accretion of debt discounts, and gain/loss on warrant and derivative instruments which the Company will continue to incur beyond the date of acquisition.

4	For the 9 months ended September 30, 2017 $32,075,452 costs had been incurred and recorded within the Company's Statement of Operations and reflected as part of Derivative Liability, Warrant Liability, and Convertible Notes Payable balances on the September 30, 2017 Balance Sheet. Costs reflected within the 9 months ended September 30, 2017 Statement of Operations were reversed and the corresponding interest expense, accretion of debt discounts, and gain/loss on warrant and derivative instruments were instead recorded as if the acquisition occurred on January 1, 2016. Costs reflected within the September 30, 2017 Balance Sheet were adjusted to remove the effects of interest accreted on the convertible notes for the 9 months ended September 30, 2017 as these costs would not have been incurred on the first day of the transaction.

5	To adjust for transaction costs related to expenses incurred in conjunction with the MoviePass acquisition. As these costs specifically relate to accounting and legal expenses and are considered to be non-recurring, Management has determined that they should not be included in the pro forma Statement of Operations presented. As such, for the $1,362,818 of transaction costs recorded within the 9 month ended September 2017 Statement of Operations, an adjustment will be recorded to remove these costs from Interest Expense. For the $1,120,909 of transaction costs incurred after September 30, 2017, an adjustment will be recorded to reflect these expenses within Accrued Expenses and Retained Earnings within the September 30, 2017 Balance Sheet.

6	Adjustment to record debt incurred in conjunction with securing the MoviePass acquisition which was secured subsequent to September 30, 2017.

7	Adjustments represent the change in fair market value of the Company's derivative and warrant liabilities recognized with the additional financing that the Company secured to acquire a majority stake in MoviePass.

8	Adjustment to record interest expense related to August convertible notes and Canaccord notes.

9	Adjustment to record accretion expense related to the discount due to the derivatives incurred in conjunction with the August convertible notes and Canaccord notes.

10	Adjustment to record the derivative liability as a discount against the convertible note payable balance.

11	Adjustment to remove the accretion expense recorded in conjunction with the notes issued in August 2017 for the 9 months ended September 30, 2017.

12	Adjustment to net income to record portion attributable to noncontrolling interest. When considering the initial purchase of MoviePass of 53.71%, increased to reflect the additional investment of 8.7%, the total non controlling interest portion amounts to 37.59%.